August 10, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Cellect Biotechnology Ltd. (the "Company") Registration Statement on Form F-4/A-3 File No. 333-257144

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 3:00 p.m. on August 12, 2021, or as soon thereafter as is practicable.

Very truly yours, CELLECT BIOTECHNOLOGY LTD. By:/s/ Eyal Leibovitz Name: Eyal Leibovitz Title: Chief Financial Officer